UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-16006

COGNOS INCORPORATED

(Translation of registrant’s name into English)

3755 Riverside Drive

P.O. Box 9707, Station T

Ottawa, Ontario, Canada

K1G4K9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

82-                       .

Cognos Incorporated (the “Registrant”) is furnishing the following exhibit on this report on Form 6-K, which is hereby incorporated by reference.

Exhibit No.	Document

99.1	Press Release, dated January 14, 2008, announcing Cognos Shareholder Approval of Acquisition by IBM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNOS INCORPORATED

(Registrant)

By:	/s/ W. John Jussup
Name:	W. John Jussup
Title:	Senior Vice President, Chief Legal Officer & Secretary

Date: January 14, 2008

EXHIBITS

Exhibit No.	Description

99.1	Press Release, dated January 14, 2008, announcing Cognos Shareholder Approval of Acquisition by IBM